Exhibit 1

Mexico City, Mexico as of April 1, 2020

REMOTE ACCESS TO THE ANNUAL ORDINARY GENERAL

SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 21, 2020

As you are aware, countries around the world are facing a public health crisis as a result of the SARS-CoV2 virus (“COVID-19”) pandemic. In Mexico, local health authorities have officially declared the COVID-19 epidemic as a health emergency force majeure event and, therefore, have established measures for the mitigation and control of the health risks associated thereto, requiring both the public and private sectors to implement preventive actions aimed at maintaining social distancing, in order to mitigate community transmission of COVID-19 and, consequently, to reduce the number of infections and the spread of the disease, and health authorities are expected to continue announcing additional actions deemed necessary to respond to the health emergency.

We at Vista Oil & Gas, S.A.B. de C.V. (“Vista”) are contributing to stop the spread of COVID-19 in Mexico. Therefore, committed to the safety and well-being of our shareholders, our employees and our community, and to comply with the measures implemented by the Mexican health authorities, we have determined that, instead of holding an in-person meeting, we will exceptionally provide our shareholders and/or their representatives with means of remote access to hold Vista’s Annual Ordinary General Shareholders’ Meeting on April 21, 2020 (the “Annual Shareholders’ Meeting”), which was called for on March 12, 2020, on a virtual basis, through a platform that will allow digital and telephone access.

Therefore, we kindly ask our shareholders and their representatives, if appropriate, to contact us initially by e-mail at the following addresses to coordinate the issuance of the corresponding assistance passes: ir@vistaoilandgas.com and paseasambleasvista@creel.mx (please make sure to include both e-mail addresses in all communications related to this matter), enclosing to your communication the following: (i) the specific deposit certificate (constancia de depósito) issued by S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V., indicating whether such deposit was made for its own account or for the account of third parties, (ii) a list containing the name and number of shares held by each shareholder, in accordance with article 290 of the Securities Market Law (Ley del Mercado de Valores), (iii) the corresponding template of voting proxy duly completed, for our review (available in Spanish for download at the following address: www.vistaoilandgas.com/wp-content/uploads/2020/03/Carta_Poder.docx) and (iv) other documents that are ordinarily required for the issuance of assistance passes, and upon validating such information, on a case-by-case basis, the physical delivery of the assistance passes that are requested will be coordinated with such recipients and, in addition, specific instructions will be provided by Vista to participate in the Annual Meeting remotely.

For any inquiries in connection with the procedure to obtain the assistance pass to the Annual Shareholders’ Meeting, please contact Mr. Juan Pablo Villela Vizcaya at the following e-mail address: juanpablo.villela@creel.mx.

Sincerely,

VISTA OIL & GAS, S.A.B. DE C.V.

By:         /s/ Miguel Matías Galuccio

Name: Miguel Matías Galuccio

Title:     Chief Executive Officer and Chairman of the Board of Directors

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